Reg. No. 33-79750

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-2

POST-EFFECTIVE AMENDMENT NO. 6

TO

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MML BAY STATE LIFE INSURANCE COMPANY
(Exact name of registrant as specified in its charter)

CONNECTICUT
(State or other jurisdiction of incorporation or organization)

43-0581430
(I.R.S. Employer Identification No.)

1295 State Street
Springfield, Massachusetts 01111
(413) 744-8411
(Address, including zip code, and telephone number, including area code, of registrant ’s principal executive offices)

Ann F. Lomeli
Secretary
MML Bay State Life Insurance Company
1295 State Street
Springfield, MA 01111
(413) 744-5373
(Name, address, including zip code, and telephone number, including area code, of agent for service)

         Approximate date of commencement of proposed sale to the public:    May 1, 2000

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.   ☒

MML BAY STATE LIFE INSURANCE COMPANY

Cross Reference Sheet Pursuant to
Regulation S-K, Item 501(b)

Form S-2 Item Number and Caption Heading in Prospectus

1. Forepart of the Registration Statement and Outside Front Cover Page of Prospectus	Outside Front Cover Page

2. Inside Front and Outside Back Pages of Prospectus	Inside Front Cover

3. Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges	Financial Statements

4. Use of Proceeds	Investments

5. Determination of Offering Price	Not Applicable

6. Dilution	Not Applicable

7. Selling Security Holders	Not Applicable

8. Plan of Distribution	Distribution of Contracts

9. Description of Securities to be Registered	Product Description

10. Interests and Named Experts and Counsel	Not Applicable

11. Information with Respect to the Registrant	MML Bay State & MassMutual— Description of the Business; Management’s Discussion and Analysis; Financial Statements

12. Incorporation of Certain Information by Reference	Not Applicable

13. Disclosure of Commission Position on Indemnification for Securities Act Liabilities	Not Applicable

MML Bay State Life Insurance Company
Fixed Account with Market Value Adjustment

This prospectus describes the fixed account with market value adjustment offered by MML Bay State Life Insurance Company. The fixed account is available as an investment option for owners of the LifeTrust variable annuity contract (“the contract ”). You, the contract owner, may allocate purchase payments or transfer contract values, in accordance with the contract ’s transfer rules, to the fixed account. Since the fixed account is available only through the contract, you should carefully review the discussion of the contract contained in the attached prospectus for the contract. We limit the focus of this prospectus to the fixed account’s operations and features.

We guarantee specific rates of interest for amounts you allocate to the fixed account for specific periods of time. The interest rate we guarantee for a particular period is an annual effective yield. The guaranteed rates will fluctuate, but we guarantee they will never go below 3%. Our general account assets, including amounts allocated to the fixed account, are available to meet the guarantees associated with the fixed account. These general account assets are also available to support liabilities arising from other business of the company. You may make purchase payments and transfers of contract value among the fixed account and the funds in the contract.

We will apply a market value adjustment to amounts removed from the fixed account:

•	if you take a full or partial withdrawal;

•	if you transfer contract value from the fixed account;

•	if we pay a death benefit upon the death of the contract owner who is not the annuitant; or

•	if we begin making variable annuity payments.

We will not apply a market value adjustment if the amounts are removed from the fixed account during the 30-day period before the end of the guarantee period. The market value adjustment may be positive or negative. Therefore, you may experience a negative investment return.

Please read this prospectus before investing in the fixed account. You should keep it for future reference. It contains important information.

This prospectus must be accompanied by the LifeTrust variable annuity contract prospectus and the prospectus for the funds underlying the LifeTrust variable annuity contract.

The SEC has not approved these contracts or determined that this prospectus is accurate or complete. Any representation that it has is a criminal offense.

May 1, 2000

Index Of Special Terms

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term.

Page

Expiration Date	5

Fixed Account	3

Guarantee Period	3

Guaranteed Rate	3

Market Value Adjustment	3

Segment	5

Withdrawal	3

Table of Contents/Index Of Special Terms
Product Description
The investment option described in this prospectus is a fixed account with market value adjustment available in conjunction with the contract. The contract provides for the accumulation of values prior to maturity and for the distribution of variable annuity payments after the maturity date. Additionally, a death benefit is also available under the contract.

The earnings on purchase payments or contract value you allocate to the fixed account will have an impact on your contract’s value, its maturity value, its cash redemption value and the death benefit. We believe that we have adequate resources to meet our obligations with regard to the fixed account and the contract.

We have described the contract in greater detail in the attached prospectus for the contract. You should review that prospectus in conjunction with this prospectus before deciding whether to invest in the contract or allocate money to the fixed account. The fixed account is not available in all states.

The Fixed Account and the Market Value Adjustment Feature

The fixed account is available during the accumulation phase of the contract. The fixed account offers different guarantee periods, which provide the option of earning interest at various guaranteed rates on all or a portion of your contract value in the fixed account. Please note that amounts credited to a guarantee period at different times may have different guaranteed rates, current rates, and expiration dates since we change the current and guaranteed rates periodically.

You may allocate purchase payments or transfer all or a portion of your contract value to the fixed account. Amounts credited to the fixed account earn interest at the guaranteed rate applicable for the guarantee period you select on the date the amounts are credited. The applicable guaranteed rate does not change during the guarantee period. The guaranteed rate may never be less than 3%. Allocations to a guarantee period (or fixed account segment) must be for at least $1,000. The value of your contract in the fixed account is not guaranteed against the claims of our creditors.

We may make guarantee periods available in periods of one to ten years. To the extent permitted by law, we reserve the right at any time to offer guarantee periods that differ from those available when we issued your contract. We also reserve the right, at any time, to stop accepting purchase payments, transfers, or renewals for a particular guarantee period. Since the specific guarantee periods available may change periodically, please contact our Annuity Service Center to determine the guarantee periods we are currently offering.

Market Value Adjustment

Any withdrawal of your contract value from the fixed account will be subject to a market value adjustment (“MVA”) unless the effective date of the withdrawal is within 30 days before the end of a guarantee period. If the allocated amount remains in the fixed account until the applicable expiration date, its value will be equal to:

•	the amount originally allocated,

•	multiplied on an annually compounded basis, by its guaranteed rate.

For this purpose, we also treat transfers, death benefits based on a contract owner’s death (where the contract owner and the annuitant are different), and annuity payments as withdrawals.

We will not apply an MVA upon the payment of a death benefit following the death of the annuitant. We will apply the MVA to the amount being withdrawn, after the deduction of any applicable administrative charge and before the deduction of any applicable contingent deferred sales charge. The MVA can be positive or negative. Therefore, the amount being withdrawn after our application of the MVA can be greater than or less than the amount withdrawn before our application of the MVA.

The MVA will reflect the relationship between the current rate (as defined later) for the contract value being withdrawn and the guaranteed rate. It also reflects the time remaining in the applicable guarantee period. Generally, if the guaranteed rate is lower than the applicable current rate, then our application of the MVA will result in a lower payment upon withdrawal. Similarly, if the guaranteed rate is higher than the applicable current rate, our application of the MVA will result in a higher payment upon withdrawal.

We determine the market value adjustment, which we apply to the amount being withdrawn by using the following formula:

where,
MVA = Amount x[(	1+i	)	n		]
			365	– 1
1+j

Amount is the amount being withdrawn from a given fixed account segment less any applicable administrative charges.

i is the guaranteed rate we are crediting to the contract value subject to the MVA; and

j, the “current rate,” is the guaranteed rate, available as of the effective date of our application of the MVA, for current allocations to the fixed account segment whose guarantee period equals the number of years remaining, both partial and full, for the amount being withdrawn; and

n, is the number of days remaining in the guarantee period of the amount subject to the MVA.

In determining “j,” if we do not currently offer the required fixed account segment, we will base “j” on the rates available for currently offered fixed account segments.

EXAMPLES

The following examples illustrate how the MVA operates on amounts held in a particular segment:

Example 1

$1,000 is applied on May 10, 1994, into a segment with a 5-year guarantee period. The guaranteed rate for amounts applied to this fixed account segment on May 10, 1994, is 6%. If the $1,000 is left in that fixed account segment until May 10, 1999, it will accumulate at a 6% effective annual rate of interest for the full 5 years to $1,338.23.

If, however, you withdraw the full amount from the fixed account segment as of May 10, 1998:

(1)	The guaranteed rate applied on May 10, 1998 to amounts credited to a 1-year segment is 4%; and

(2)	The accumulated amount prior to the application of the MVA as of May 10, 1998 equals:

$1,000 x 1.06 [4] = $1,262.48

(3)	The number of days remaining = 365 (n=365);

(4)	The MVA equals $24.28, and is calculated according to the following formula:

$24.28 = $1,262.48 x[(	1.06)	365		]
		365	– 1
	1.04

Therefore, a withdrawal on May 10, 1998, of the amount credited to the 5-year fixed account segment on May 10, 1994, is equal to $1,286.76 ($1,262.48 + $24.28).

Example 2

$1,000 is applied to a 7-year segment on May 10, 1992, with a guaranteed rate of 5%. If the $1,000 is left in that fixed account segment until May 10, 1999, it will accumulate at a 5% effective annual rate of interest to $1,407.10.

If, however, you withdraw the full amount from the fixed account segment as of May 10, 1995:

(1)	The guaranteed rate applied on May 10, 1995 to amounts credited to a 3-year segment is 10%; and

(2)	The accumulated amount prior to the application of MVA as of May 10, 1995 equals:

$1,000 x 1.05 [3] = $1,157.63

(3)	The period of time from May 10, 1995 to the end of the guarantee period is 4 years or 1460 days

(4)	The MVA equals ($196.56), and is calculated according to the following formula:

($196.56) = $1,157.63 x[(	1.05)	1460		]
		365	– 1
	1.10

Product Description
Therefore, a withdrawal on May 10, 1995 of the amount credited to the 7-year fixed account segment on May 10, 1992, is equal to $961.07 ($1,157.63 - $196.56 = $961.07).

These examples are hypothetical and are not indicative of future or past performance.

Accumulation Phase of a Contract

Variable annuities are designed to permit you to accumulate values over a period of time. Generally, you will use such contract values for long-term needs such as retirement planning. Accordingly, amounts you allocate to the fixed account will be subject to several guarantee periods over the life of the contract in many instances.

The end of a guarantee period for a specific amount credited to a fixed account segment is called its expiration date. At least 45 days, but not more than 75 days, before the expiration date for your contract value in the fixed account segment, we will inform you of the guaranteed rates we are offering and the guarantee periods available as of the date of such notice. The guaranteed rates on the date of a renewal may be more or less than the rates we quoted in such notice.

The guarantee period normally “renews.” In the absence of instructions from you on the expiration date, we will begin crediting interest for a new guarantee period lasting the same amount of time as the one that just ended. The contract value in the fixed account segment then earns interest at the new guaranteed rate applicable at the time of renewal.

At the expiration date for a guarantee period, you may also choose different guarantee periods from among those we are then offering, or you may transfer all or a portion of your contract value in the fixed account segment to the funds underlying the contract.

If your fixed account segment is no longer available to receive new amounts, or you choose a different fixed account segment that is no longer available, we will try to reach you so that you may make another choice. If you have not made a choice at this point, we will apply your fixed account contract value to the fixed account segment with the next shorter guarantee period available. If that fixed account segment is not available, we will apply your fixed account contract value to the fixed account segment with the next longer period.

The Guaranteed Rate

We will make the final determination about future guarantee rates for future purchase payments, transfers or renewals. Although we cannot predict future guarantee rates, they will never be less than three percent (3%) per year.

Contingent Deferred Sales Charge

We will apply an MVA if you partially or fully withdraw contract value from the fixed account segment unless the effective date of the withdrawal is within 30 days before the end of the guarantee period. When you make a withdrawal, we will reduce your contract value by the amount you withdraw from the fixed account segment prior to any MVA.

Any contract value you withdraw may also be subject to a contingent deferred sales charge under the contract as follows:

Full Years Since Purchase Payment	Contingent Deferred Sales Charge

0	7%
1	6%

2	5%
3	4%

4	3%
5	2%

6	1%
7 or more	0%

We assess a contingent deferred sales charge because we do not assess a sales charge when we receive a purchase payment. We base the amount of the contingent deferred sales charge on the length of time between the date we receive the particular payment and the date it is withdrawn.
Product Description

Purchase payments you withdraw after 7 full years are not subject to a contingent deferred sales charge. Amounts in the fixed account, however, continue to be subject to a market value adjustment. We will not assess a contingent deferred sales charge against transfers, certain annuity payments, and certain death benefit payments. For more information concerning the application of the contingent deferred sales charge, please consult the contract prospectus.

Product Description

Investments

We must invest our assets in accordance with the requirements established by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, and certain other investments.

We will allocate proceeds from the fixed account to a non-unitized segment of our general account, which is organized as a separate account for accounting purposes. Proceeds will be used to fund our obligations under the contract and amounts not required to fund such obligations may accrue to us as profit. Our obligations under the contract are also met through the operation of the funds to which a contract owner has allocated accumulated value. All of our general account assets are available to meet the contract guarantees.

In establishing guaranteed rates, we take into account the yields available on the instruments in which we intend to invest the proceeds from the contracts. Our investment strategy with respect to the proceeds attributable to allocations made to the fixed account will generally be to invest in investment-grade debt instruments having duration’s tending to match the applicable guarantee periods.
Distribution of Contracts

MML Distributors, LLC (“MML Distributors”) serves as principal underwriter for the contracts. MML Investors Services, Inc. (“MMLISI”) serves as co-underwriter for the contracts. Their purpose as underwriters is to distribute the contracts. MML Distributors and MMLISI are wholly owned subsidiaries of Massachusetts Mutual Life Insurance Company ( “MassMutual”). Both are located at 1414 Main Street, Springfield, Massachusetts 01144-1013.

We will pay commissions to broker-dealers who sell the contracts. We pay commissions based on a percentage of purchase payments or a combination percentage of purchase payments and contract value. Currently, we pay an amount up to 6.25% of purchase payments. We may pay a commission of up to 0.25% of contract values each contract year.

From time-to-time, MML Distributors may enter into special arrangements with certain broker-dealers. These special arrangements may provide for the payment of higher compensation to such broker-dealers for selling the contracts.
Investments/Distribution of Contracts

Accounting Practices

We have prepared the accompanying statutory financial information in conformity with the practices of the National Association of Insurance Commissioners (“NAIC”) and the accounting practices prescribed or permitted by the State of Connecticut Insurance Department (“statutory accounting practices ”). We redomesticated from the state of Missouri to the state of Connecticut on June 30, 1997. Our re-domestication had no effect on our statutory accounting practices.

The accompanying statutory financial statements are different in some respects from financial statements prepared in accordance with generally accepted accounting principles (“GAAP ”). The more significant differences are as follows:

(a)
acquisition costs, such as commissions and other costs directly related to acquiring new business, are charged to current operations as incurred, whereas GAAP would require these expenses to be capitalized and recognized over the life of the policies;

(b)
statutory policy reserves are based upon the commissioners’ reserve valuation methods and statutory mortality, morbidity and interest assumptions, whereas GAAP reserves would generally be based upon net level premium and estimated gross margin methods and appropriately conservative estimates of future mortality, morbidity, and interest assumptions;

(c)	bonds are generally carried at amortized cost, whereas GAAP generally requires they be reported at fair value;

(d)	deferred income taxes are not provided for book-tax timing differences as would be required by GAAP; and

(e)
payments received for variable life products and variable annuities are reported as premium income and changes in reserves, whereas under GAAP, these payments would be recorded as deposits to policyholders’ account balances.

We record our investments in accordance with rules established by the NAIC. Generally, we value:

•	bonds at amortized cost, using the interest method;

•	policy loans at the outstanding loan balance less amounts unsecured by the cash surrender value of the policy; and

•	short-term investments at amortized cost.

We develop policyholders’ reserves for life insurance contracts using accepted actuarial methods computed principally on the net level premium method and the Commissioners’ Reserve Valuation Method bases using the 1958 and 1980 Commissioners’ Standard Ordinary mortality tables with assumed interest rates ranging from 3.00 to 5.50 percent.

We develop reserves for individual annuities based on accepted actuarial methods, principally at interest rates ranging from 6.25 to 7.00 percent.

Provision for federal income taxes is based upon our estimate of our tax liability. No deferred tax effect is recognized for temporary differences that may exist between financial reporting and taxable income. Accordingly, the reporting of miscellaneous temporary differences, such as reserves and policy acquisition costs, resulted in effective tax rates which differ from the statutory tax rate.

We maintain an Asset Valuation Reserve (“AVR”) and an Interest Maintenance Reserve (“IMR”), in compliance with regulatory requirements. The AVR and other investment reserves stabilize shareholder’s equity against declines in the value of bonds. The IMR defers after-tax realized capital gains and losses which result from changes in the overall level of interest rates, for all types of fixed income investments. The IMR amortizes these capital gains and losses into net investment income using the grouped method over the remaining life of the investment sold or over the remaining life of the underlying asset.

In March 1998, the NAIC adopted the Codification of Statutory Accounting Principles (“Codification”). Codification provides a comprehensive guide of statutory accounting principles for use by insurers in all states and is expected to become effective no later than January 1, 2001. We will report the effect of adopting Codification as an adjustment to shareholder’s equity on the effective date. We are currently reviewing the impact of Codification; however, due to the nature of certain required accounting changes and their sensitivity to factors such as interest rates, we cannot determine at this time the actual impact of adoption.

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities, as of the date of the financial statements. We must also make estimates and assumptions that affect the amount of revenues and expenses during the reporting period. Future events, including changes in the levels of mortality, morbidity, interest rates, persistency, and asset valuations, could cause our actual results to differ from the estimates we used in the financial statements.
Accounting Practices

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General
Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the audited Statutory Financial Statements, Notes to Statutory Financial Statements and Selected Historical Financial Data. This Management’s Discussion and Analysis reviews our financial condition at December 31, 1999 and 1998, our results of operations for the past three years and, where appropriate, factors that may affect our future financial performance.

Together with our parent, Massachusetts Mutual Life Insurance Company ( “MassMutual”) and its subsidiaries; we comprise a growth-oriented, diversified financial services company that seeks to provide superior value for policyholders and other customers by achieving exceptional results. We are in the business of helping our customers achieve financial success while protecting their families and businesses. We are committed to maintaining a position of preeminent financial strength by achieving consistent and long-term profitable growth. This will be done by:

•	developing and distributing a broad and superior portfolio of innovative financial products and services,

•	sophisticated asset/liability management,

•	rigorous expense control,

•	prudent underwriting standards,

•	the adoption of efforts to improve persistency and retention levels, and

•	continued commitment to the high credit quality of our general account investment portfolio.

Our statutory net income was $17.7 million in 1999. At December 31, 1999, we had $2.8 billion in total statutory assets, over 97,000 individual policyholders and $24.4 billion of direct individual life insurance in force.

Objective testimony to our strong performance and market position is reflected in our ratings. As of December 31, 1999, our ratings were: AAA for financial strength from Standard & Poor’s and A++ (Superior) for financial strength from A.M. Best. MassMutual’s ratings were: AAA for financial strength from Standard & Poor’s; A++ (Superior) for financial strength from A.M. Best, AAA for claims-paying from Duff & Phelps; and Aa1 (Excellent) for financial strength from Moody ’s Investors Services. Each rating agency independently assigns ratings based on its own separate review and takes into account a variety of factors, which are subject to change in making its decision. Accordingly, there can be no assurance of the ratings that will be afforded us in the future.

Forward-Looking Information

The Private Securities Litigation Reform Act of 1995 provides a “Safe harbor” for forward-looking statements which are identified as such and are accompanied by the identification of important factors which could cause a material difference from the forward-looking statements.

Certain information contained in this discussion is or may be considered forward-looking. Forward-looking statements are those not based on historical information, but rather, relate to future operations, strategies, financial results or other developments, and contain terms such as “may,” “expects,” “should,” “believes,” “anticipates, ” “intends,” “estimates,” “projects,” “goals,” “objectives” or similar expressions.

Forward-looking statements are based upon estimates and assumptions. These statements may change due to business uncertainties, economic uncertainties, competitive uncertainties, and other factors, many of which are beyond our control. Additionally, our business decisions are also subject to change. We do not publicly update or revise any forward-looking statements, as a result of new information, future developments or otherwise.

Management ’s Discussion and Analysis

Results of Operations

The following table sets forth the components of our net income (loss):

	Years Ended December 31,
	1999	1998	1997	% Change 99 vs. 98	% Change 98 vs. 97
	($ In Millions)
Revenue:
Premium income	$467.6	$573.0	$606.6	(18)%	(6)%
Net investment income	4.3	4.9	3.9	(12)	26
Fees and other income	82.8	78.8	61.7	5	28

Total revenue	554.7	656.7	672.2	(16)	(2)

Benefits and expenses:
Policyholders’ benefits and payments	72.4	53.0	34.3	37	55
Addition to policyholders’ reserves and funds	383.0	494.9	543.9	(23)	(9)
Commissions	24.4	42.1	35.4	(42)	19
Operating expenses, state taxes, licenses and fees	36.6	60.7	49.5	(40)	23

Total benefits and expenses	516.4	650.7	663.1	(21)	(2)

Net gain from operations before federal income taxes	38.3	6.0	9.1	NM	(34)
Federal income taxes	20.5	11.9	15.9	72	(25)
Net gain (loss) from operations	17.8	(5.9)	(6.8)	NM	(13)
Net realized capital loss	(0.1)	(0.2)	(0.1)	(50)	100

Net income (loss)	$ 17.7	$ (6.1)	$ (6.9)	NM %	(12)%

NM=not meaningful or in excess of 200%

We attribute the increase in net income in 1999 and the decreased losses in 1998 primarily to the decrease in sales. This reduction in sales has caused a reduction in acquisition and related expenses, which generally exceeded first year premiums.
Management ’s Discussion and Analysis

Selected premium and life insurance information is presented below:

	Years Ended December 31,
	1999	1998	1997	% Change% 99 vs. 98	% Change 98 vs. 97
	($ In Millions)
Premium Income:
Variable life	$ 175.5	$ 197.6	$ 149.7	(11)%	32%
Variable annuities	34.9	106.3	153.5	(68)	(31)
Corporate owned life	257.2	269.1	303.4	(4)	(11)

Total	$ 467.6	$ 573.0	$ 606.6	(18)%	(6)%

Life Insurance Sales Face Amount:
Variable life	$ 1,113.5	$ 4,059.7	$ 3,871.8	(73)%	5%
Corporate owned life	24.5	173.7	1,301.8	(86)	(87)

Total	$ 1,138.0	$ 4,233.4	$ 5,173.6	(73)%	(18)%

Life Insurance In Force Face Amount:
Variable life	$17,603.3	$16,984.4	$13,269.1	4%	28%
Corporate owned life	6,786.3	6,650.5	6,375.6	2	4

Total	$24,389.6	$23,634.9	$19,644.7	3%	20%

	(In Whole Units)
Number of Policies In Force:
Variable life	82,082	80,764	65,905	2%	23%
Variable annuities	7,665	7,416	5,531	3	34
Corporate owned life	7,988	7,972	7,433	—	7

Total	97,735	96,152	78,869	2%	22%

We attribute the decrease in 1999 premium income to a reduction in sales across all of our products. We experienced a 62% reduction in first year variable life insurance premium partially offset by a 4% increase in renewal premium. Variable life and variable annuity sales have decreased due to recent financial market volatility, increased annuity market competition and a shift by MassMutual’s sales force to products offered by other MassMutual affiliates. Corporate owned life policy sales represent a small number of large cases sold to corporate clients. Therefore, corporate owned life policy sales results might vary significantly from year to year.

Premium income decreased in 1998 primarily due to a reduction in premiums from variable annuity and corporate owned life products; partially offset by an increase in premiums from variable life insurance products.

Approximately, 55% of our premium revenue in 1999 was derived from two corporate owned life customers. One of these large customers was sold two  contracts with an expected five year premium stream, one in 1997 and one in 1996. These contracts are reflected in premium when deposits are received. In January 2000, this customer made a $282.1 million deposit, which is the last expected payment under the 1996 contract. Approximately, 45% and 49% of premium revenue in 1998 and 1997, respectively, was derived from three customers. Our business mix has shifted as a result of a decrease in sales of variable annuity products. Variable life products comprised 38% of total premium income during 1999, compared to 34% in 1998 and 25% in 1997. Variable annuity products were 7% of total premium income in 1999, compared to 19% in 1998 and 25% in 1997. Corporate Owned Life products were 55% of total premium income in 1999, compared to 47% in 1998 and 50% in 1997.

Management ’s Discussion and Analysis

The components of net investment income are set forth below:

	Years Ended December 31,
	1999	1998	1997	% Change 99 vs. 98	% Change 98 vs. 97
	($ In Millions)
Gross investment income:
Bonds	$ 2.0	$ 2.2	$ 3.0	(9)%	(27)%
Policy loans	1.7	1.2	0.8	42	50
Cash and short-term investments	1.2	0.9	0.6	33	50

Total gross investment income	4.9	4.3	4.4	14	(2)
Less investment expenses	(0.5)	—	(1.0)	—	100
Add IMR amortization and gain from separate account	(0.1)	0.6	0.5	(116)	20

Net investment income	$ 4.3	$ 4.9	$ 3.9	(12)%	26%

Net investment income decreased in 1999 due to a $0.7 million reduction in gain from separate accounts and increased investment expenses partially offset by increased gross investment income. In 1998, net investment income increased primarily due to an increase in average invested assets, due to additional capital infusions from MassMutual, partially offset by lower yields on the investment portfolio due to market conditions.

Gross investment income increased in 1999 primarily due to an increase in the average policy loan balance and cash and short-term investments. In 1998, gross investment income decreased 2% due to declining bond portfolio yields, partially offset by an increase in policy loan and cash and short-term investment income.

Bond yields have declined as older, higher yielding bonds mature and are replaced with new bonds that have lower yields. Fluctuations in market conditions will impact future investment results.

Fees and other income increased in 1999 and 1998 due to an increase in separate account fees; we earn these fees for administration of our accounts. This increase is consistent with the growth of our in force business.

Policyholder’s benefits and payments increased in 1999 due to a $10.0 million increase in variable annuity surrenders and an $8.9 million increase in variable life surrenders. Policyholders’ benefits and payments increased in 1998 due to a $10.8 million increase in variable annuity surrenders, a $3.5 million increase in variable life surrenders and a $2.5 million increase in death benefits. We believe this increased rate of surrenders within our variable annuity product portfolio is primarily due to investment fund options currently offered, which use a “value” based investment philosophy that has temporarily fallen out of favor when compared to other investment options, such as “growth” funds, due to recent market conditions. We do not know if this increased level of surrenders will continue. Variable life lapse rates for 1999 and 1998, which are based upon the amount of insurance in force, were 3.8% and 3.4%, respectively.

Addition to policyholders’ reserves and funds includes transfers to and from the separate account, based upon policyholder elections and the change in general account reserves. We attribute the 1999 and 1998 decrease in addition to policyholders’ reserves and funds primarily to the reduction in premiums and a higher level of surrenders, partially offset by significant investment returns in our separate accounts.

Commissions decreased in 1999 primarily due to a 62% reduction in first year variable life insurance premiums. Variable life insurance has a higher first year commission structure as compared with commissions on variable annuity and corporate owned life policies. Commissions increased in 1998, while premiums decreased as a result of the change in sales mix. We attribute this increase in commissions primarily to higher sales of variable life insurance and renewal commissions we paid on the growing life insurance block.

We attribute our operating expenses, state taxes, licenses and fees decrease in 1999 to a reduction of acquisition and related expenses, associated with the decrease of first year premiums. Operating expenses, state taxes, licenses and fees increased in 1998 primarily because of salaries and agency costs associated with the acquisition of new variable life business. Additionally, expenses also include charges for administrative services provided by MassMutual, which are higher in 1998 primarily due to continued investments in technology.

The increase in federal income taxes during 1999 and decrease in 1998 is primarily attributable to the overall change in net gain (loss) from operations before federal income taxes. This is partially offset by the difference between statutory insurance reserves and tax reserves and the timing of the tax deductibility of acquisition costs and other items.

Statement of Financial Position

The following table sets forth our more significant assets, liabilities and shareholder’s equity:

	Years Ended December 31,
	1999	1998	% Change
	($ In Millions)
Assets:
Bonds	$ 32.0	$ 28.6	12%
Policy loans	35.0	24.1	45
Cash and short-term investments	38.9	17.2	126

Total investments	105.9	69.9	52
Transfer due from separate accounts	104.6	103.0	2
Other assets	2.7	5.9	(54)

	213.2	178.8	19
Separate account assets	2,568.8	2,031.7	26

Total assets	$2,782.0	$2,210.5	26%

Liabilities and shareholder’s equity:
Policyholders’ reserves and funds	$ 36.8	$ 47.3	(22)%
Policyholders’ claims and other benefits	4.5	2.9	55
Other liabilities	15.8	18.7	(16)

	57.1	68.9	(17)
Separate account liabilities	2,568.4	2,027.7	27

Total liabilities	2,625.5	2,096.6	25
Total shareholder’s equity	156.5	113.9	37

Total liabilities and shareholder’s equity	$2,782.0	$2,210.5	26%

Assets

Our increase in total assets is primarily due to continued growth in our separate accounts. Separate account assets increased primarily due to additional deposits from variable products and financial market appreciation, partially offset by withdrawals from surrender activity.

General account assets increased in 1999 from 1998 primarily due to a capital contribution of $25.0 million from MassMutual and a $10.9 million increase in policy loans.

The increase in bonds during 1999 includes $22.0 million in purchases and $18.2 million of maturities and sales proceeds. There was a change in the mix of bonds at December 31, 1999, as compared with December 31, 1998, caused by our focus on acquisition of U.S. Treasury securities. U.S. Treasury and other government holdings increased to 42% of the total bond portfolio from 11% as of December 31, 1998, while utility holdings dropped from 24% to 9% and collateralized securities dropped from 20% to 9% of the portfolio.

In 1999, policy loans increased consistent with the overall growth of our variable life business.
Management ’s Discussion and Analysis

Liabilities

As with assets, we attribute the increase in total liabilities to the growth in separate accounts, which increased $540.7 million.

Our policyholder reserves and funds decreased in 1999 from 1998 primarily due to our decrease in premiums and increased withdrawals from surrender activity. Policyholders’ reserves decreased primarily due to a $10.0 million decrease in net variable life reserves.

Shareholder ’s Equity

Our increase in shareholder’s equity was composed of 1999 net income of $17.7 million and additional paid in capital of $25.0 million contributed by MassMutual, for general corporate purposes.

Liquidity and Capital Resources

Liquidity

The cash and short-term investments increase in 1999 is primarily attributable to the $25 million cash contribution from MassMutual in late December 1999. Additionally, cash increased due to favorable cash flows generated from operations.

Net cash provided by operating activities increased $49.7 million to $11.5 million in 1999 from a $38.2 million use of cash in 1998. This increase is primarily due to growth in net income and the surplus contribution by MassMutual. In 1998, net cash used in operating activities increased $34.4 million to a use of cash of $38.2 million from a use of cash of $3.8 million, primarily due to acquisition costs in excess of first year premiums.

Loans and purchases of investments increased $17.3 million, or 112%, to $32.8 million in 1999 from $15.5 million in 1998 and sales and maturities of investments and receipts from repayments of loans increased $0.6 million, or 3%, to $18.0 million in 1999 from $17.4 million in 1998. We attribute these increases primarily to a higher volume of purchases and sales of bonds due to changes in market conditions and a capital contribution. In 1998, loans and purchases of investments decreased $4.6 million, or 23%, to $15.5 million from $20.1 million in 1997. Sales and maturities of investments and receipts from repayments of loans decreased $3.0 million, or 15%, to $17.4 million in 1998 from $20.4 million in 1997. We attribute these decreases primarily to the timing of current year surplus contributions. These contributions were scheduled in order to reduce the need for cash previously provided by asset sales and purchases.

In 1998, MassMutual made capital contributions that totaled $50.0 million. The Board of Directors of MassMutual authorized the contribution of funds to meet the capital requirements of all states in which we are licensed to do business.

We utilize sophisticated asset/liability analysis techniques in order to set the investment policy for each liability class. Additionally, we test the adequacy of the projected cash flows provided by assets to meet all of our future policyholder and other obligations. We perform these studies using stress tests regarding future credit and other asset losses, market interest rate fluctuations, claim losses, and other considerations. The result is a complete picture of the adequacy of the underlying assets, reserves and capital.

We have structured our investment portfolio to ensure a strong liquidity position in order to permit timely payment of policy and contract benefits without requiring an untimely sale of assets. We manage our liquidity position by matching our exposure to cash demands with adequate sources of cash and other liquid assets.

Our principal sources of liquidity are operating cash flow and holdings of cash, cash equivalents, and other readily marketable assets. Our primary cash flow sources include investment income, principal repayments on invested assets, and life insurance premiums.

Our liquid assets include U.S. Treasury bond holdings, short-term money market investments, and marketable long-term fixed income securities. Cash and short-term investments totaled $38.9 million at December 31, 1999. The market value of highly liquid securities, including NAIC Class 1 and 2 publicly traded bonds, was approximately $31.6 million at December 31, 1999.

We proactively manage our liquidity position on an ongoing basis to meet cash needs while minimizing adverse impacts on investment returns. We analyze a variety of scenarios modeling potential demands on liquidity, taking into account the provisions of our policies and contracts in force, our cash flow position, and the volume of cash and readily marketable securities in our portfolio.

One of our primary liquidity concerns is the risk of early contractholder and policyholder withdrawal. Life insurance policies are less susceptible to withdrawal than variable annuity contracts because annuities are primarily used as investment vehicles, while life policies are used to fulfill longer-term financial planning needs. We closely evaluate and manage our liquid risk by, for example, seeking to include provisions such as contingent deferred sales charges limiting withdrawal rights to discourage surrenders.

Based on our ongoing monitoring and analysis of our liquidity sources and demands, we believe that we are in a strong liquidity position.

Capital Resources

As of December 31, 1999, our total adjusted capital as defined by the National Association of Insurance Commissioners (“NAIC ”) was $156.8 million. The NAIC developed the Risk Based Capital (“RBC”) model to compare total adjusted capital with a standard design in order to reflect an insurance company’s risk profile. Although we believe that there is no single appropriate means of measuring RBC needs, we feel that the NAIC approach to RBC measurement is reasonable, and we manage our capital position with significant attention to maintaining adequate total adjusted capital relative to RBC. Our total adjusted capital was well in excess of all RBC standards at December 31, 1999 and 1998. We believe that we enjoy a strong capital position in light of our risks and that we are well positioned to meet policyholder and other obligations.

Inflation

A large portion of our operating expenses consist of administrative fees charged by MassMutual. The largest component of these fees is salaries, which are subject to wage increases that are at least partially affected by the rate of inflation. Our continuing efforts to control expenses may reduce the impact of inflation on operating expenses.

Inflation also indirectly affects us. New sales of our insurance products, as well as investment income, are influenced by inflation to the extent that the government’s economic policy to control the level of inflation results in changes in interest rates.

Investments

As directed by our policyholders, the majority of our assets are policyholders’ investments in our separate accounts. We record the assets in our separate accounts at market value, and we pass all investment risks on to the policyholders. The following discussion focuses on the general investment account portfolio, which does not include our separate account assets.

At December 31, 1999, we had $105.9 million of invested assets in our general investment account. We manage the portfolio of invested assets to support the general account liabilities of the business in light of yield, liquidity, and diversification considerations.

Management ’s Discussion and Analysis

The following table sets forth our invested assets in the general investment account and the related gross investment yield:

	December 31,
	1999			1998			1997
	Carrying Value	% of Total	Yield	Carrying Value	% of Total	Yield	Carrying Value	% of Total	Yield
	($ In Millions)
Bonds	$ 32.0	30%	6.8%	$28.6	41%	6.8%	$38.5	66%	7.7%
Policy loans	35.0	33	5.9	24.1	34	6.2	16.1	28	6.3
Cash and short-term investments	38.9	37	4.4	17.2	25	9.0	3.5	6	10.5

Total investments	$105.9	100%	5.7%	$69.9	100%	7.0%	$58.1	100%	7.6%

We calculate the yield on each investment category before federal income taxes as: (a) two times gross investment income, divided by (b) the sum of assets at the beginning of the year and assets at the end of the year, less gross investment income. If investment expenses were deducted, our net yields were 5.1%, 6.9% and 5.8%, respectively. Our net yield declined in 1999 as a result of the decrease in cash and short-term investments yield and an increase in investment expenses. The net yield in 1998 increased primarily due to lower than expected investment expenses.

Bonds

The following table provides certain information regarding the maturity distribution of bonds (excluding short-term securities):

	December 31, 1999
	Carrying Value	% of Total
	($ In Millions)
Due in one year or less	$ 4.8	15%
Due after one year through five years	16.3	51
Due after five years through ten years	6.4	20
Due after ten years	—	—

Subtotal	27.5	86
Mortgage-backed securities [1]	4.5	14

Total	$32.0	100%

1 Average life is 4.0 years, including securities guaranteed by the U.S. Government.

We believe bond maturities are sufficiently diversified and are carefully monitored and managed in light of our liquidity needs.

Management ’s Discussion and Analysis
The tables below set forth the carrying value, gross unrealized gains and losses, and estimated fair value of the bond portfolio (excluding short-term securities) at December 31, 1999 and 1998:

	December 31, 1999
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In Millions)
U. S. Treasury securities and obligations of U.S. government corporations and agencies	$15.5	$ —	$0.1	$15.4
Mortgage-backed securities	4.1	—	0.1	4.0
Corporate debt securities	11.9	0.1	0.3	11.7
Utilities	0.5	—	—	0.5

Total	$32.0	$0.1	$0.5	$31.6

	December 31, 1998
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In Millions)
U. S. Treasury securities and obligations of U.S. government corporations and agencies	$ 5.6	$0.1	$ —	$ 5.7
Mortgage-backed securities	4.6	0.1	—	4.7
Corporate debt securities	17.9	0.6	0.1	18.4
Utilities	0.5	—	—	0.5

Total	$28.6	$0.8	$0.1	$29.3

Bonds and short-term securities consist of $69.5 million of publicly traded and $1.0 million of privately placed debt securities. Substantially, all of our publicly traded and privately placed bonds are evaluated by the NAIC’s Securities Valuation Office (“SVO”), which assigns securities to one of six NAIC investment credit classes, with Class 1 securities being the highest quality and Class 6 securities being the lowest quality. Class 1 and 2 are investment grade, Class 3 is medium quality, and Classes 4, 5, and 6 are non-investment grade. For securities which have not as of yet been rated by the NAIC we use an internal rating system. We believe that our internal rating system is similar to that used by the SVO. At December 31, 1999 and 1998, the portfolio was 98.7% and 100% invested in NAIC Classes 1 and 2, respectively.

We invest a significant portion of our investment funds in high quality publicly traded bonds in order to maintain and manage liquidity and reduce the risk of default in the portfolio. We utilize our investments in the privately placed bond portfolio to enhance the value of the overall portfolio, increase diversification and obtain higher yields than are possible with comparable quality public market securities. To control risk, when utilizing privately placed securities, we rely upon:

•	broader access to management information,

•	strengthened negotiated protective covenants,

•	call protection features, and

•	a higher level of collateralization than can customarily be achieved in the public market.

Management ’s Discussion and Analysis

The following table sets forth bonds, including short-term securities, by industry category:

	December 31, 1999
Industry Category	Carrying Value	% of Total
	($ In Millions)
U.S. Government	$29.7	42%
Natural Resources	6.9	10
Collateralized [1]	6.4	9
Utilities	6.4	9
Finance	5.5	8
Consumer Services	5.3	8
Healthcare	3.4	5
Consumer Goods	3.0	4
Transportation	1.0	1
Technology [2]	1.0	1
Other	1.9	3

Total	$70.5	100%

1 These bonds are collateralized by mortgages backed by FNMA or FHLMC and include collateralized mortgage obligations.

2 These are privately placed bonds.

Bond Portfolio Surveillance and Under-Performing Investments

To identify under-performing investments, we review all bonds on a regular basis utilizing the following criteria:

•	material declines in revenues or margins,

•	significant uncertainty regarding the issuer’s industry,

•	debt service coverage or cash flow ratios that fall below industry-specific thresholds,

•	violation of financial covenants,

•	trading of public securities at a substantial discount due to specific credit concerns, and

•	other subjective factors that relate to the issuer.

We actively review the bond portfolio to estimate the likelihood and amount of financial defaults or write-downs in the portfolio and to make timely decisions as to the potential sale or re-negotiation of terms of specific investments.

The National Association of Insurance Commissioners defines under-performing bonds as those whose deferral of interest and/or principal payments are deemed to be caused by the inability of the obligor to make such payments as called for in the bond contract. At December 31, 1999 and 1998, we had no under-performing bonds.

Investment Reserves

In compliance with regulatory requirements, we maintain an Asset Valuation Reserve. This reserve stabilizes shareholder’s equity against non-interest rate related fluctuations in the value of bonds. As of and for the years ended December 31, 1999 and 1998, investment reserve balances and related activity were not significant.

Quantitative and Qualitative Information about Market Risk

We developed the following discussion of our risk-management activities using “forward-looking statements” that are based on estimates and assumptions. While we believe that the assumptions we have made are reasonably possible in the near term, actual results could differ materially from those projected in the forward-looking statements. In addition, we would likely take certain actions to mitigate the impacts of the assumed market changes, thereby reducing the negative impact discussed below.

We have excluded all non-guaranteed separate account assets and liabilities from the following discussion since all market risks associated with those accounts are not borne by us; rather they are assumed by the contract holders.

Our assets, such as bonds and policy loans, are financial instruments and are subject to the risk of market volatility and potential market disruptions. These risks may reduce the value of our financial instruments, or impact future cash flows and earnings from those instruments. We do not hold any financial instruments for the purposes of trading and we do not use any derivative financial instruments to manage market risk.
Management ’s Discussion and Analysis

Our primary market risk exposure is changes in interest rates, which can cause changes in the fair value, cash flows, and earnings of certain financial instruments. To manage our exposure to interest rate changes we use sophisticated quantitative asset/liability management techniques. Asset/ liability management allows us to match the market sensitivity of assets with the liabilities they support. If these sensitivities are matched perfectly, the impact of interest rate changes is effectively offset on an economic basis as the change in value of the asset is offset by a corresponding change in the value of the supported liability. In addition, we invest a significant portion of our investment funds in high quality bonds in order to maintain and manage liquidity and reduce the risk of default in the portfolio.

Based upon the information and assumptions we used in our asset/liability analysis as of December 31, 1999, we estimate that a hypothetical immediate 10% change in interest rates would not have a material effect on our future earnings and cash flows, or on the fair value of our financial instruments.
Description of the Business

We are a stock life insurance company and our home office is located in Hartford, Connecticut. Our principal administrative office is located at 1295 State Street, Springfield, Massachusetts. We were organized in 1894 under the laws of the State of Missouri. In 1981 MassMutual purchased us, and in 1982 changed our name to MML Bay State Life Insurance Company from Western Life Insurance Company of America. On June 30, 1997, we redomesticated from the State of Missouri to the State of Connecticut.

We are principally engaged in the sale of insurance products. Our insurance products include variable life insurance, corporate owned life insurance, and variable annuity contracts. We distribute these products through career agents, registered financial planners, and brokers. We are licensed to sell variable life insurance in the District of Columbia and in all states, excluding New York. As of March 1, 2000, we are licensed to sell variable annuity products in 44 states and the District of Columbia.

Functionally, we are part of MassMutual’s operations, and as a result, a discussion of MassMutual’s business and our position within MassMutual’s operations is useful for an understanding of our business.

MassMutual is a mutual life insurance company organized as a Massachusetts corporation, which was originally chartered in 1851. As a mutual life insurance company, MassMutual has no shareholders. MassMutual is primarily engaged in the sale of individual life insurance, annuity and disability income products distributed primarily through career agents. MassMutual also provides either directly or through its subsidiaries a wide range of pension products and services, as well as investment services to individuals, corporations and institutions in all 50 states and the District of Columbia. MassMutual and its subsidiaries or affiliates are also licensed to transact business in Puerto Rico, six provinces of Canada, Chile, Argentina, Bermuda and Luxembourg, although its operations in such jurisdictions are not material.

MassMutual ’s principal lines of business are:

•	Individual Line of Business, which includes life, disability, annuities, large corporate life insurance and investment products and services; and

•
Retirement Services, which provides retirement plan sponsors and participants a full range of products and services in the defined contribution, defined benefit and non-qualified deferred compensation plan markets.

Effective January 1, 2000, the MassMutual Investment Group’s operations were merged into David L. Babson and Company, Inc., a MassMutual wholly-owned subsidiary. The MassMutual Investment Group provides investment advisory services to MassMutual, its affiliates and various outside individual and institutional investors through MassMutual’s investment management staff and its principal subsidiaries: Oppenheimer Acquisition Corporation, which owns OppenheimerFunds, Inc., DLB Acquisition Corporation, which owns David L. Babson and Company, Inc., Antares Capital Corporation, and Cornerstone Real Estate Advisors, Inc.

Products

The principal products we offer include:

•	Variable life and corporate owned life insurance products, and
•	variable annuity products.

Set forth below is a description of our products:

Variable Life and Corporate Owned Life.    Variable life insurance provides the policyholder, within guidelines established by the terms of the policy, the ability to select and change premium levels, amounts of death benefits and investment options. We credit premiums in excess of specified sales charges to the account value of the policy. We apply net premiums, as instructed by the policyholder, to a guaranteed principal account backed by our general investment account, or to one or more of our separate account investment options. The policyholder bears the investment risk for cash values invested in the separate accounts. We deduct the cost of insurance and administrative charges from the accumulating account value to which we credit the premiums. We also offer various corporate owned life products sold in connection with corporate benefit plans.

Variable Annuities.  Variable annuity products provide for the payment of periodic benefits at regular intervals beginning at a specified date and continuing for a specific period of time or for life. Variable annuities are individual non-participating contracts which provide for either a single or periodic premium, which may be directed to a guaranteed principal account backed by our general investment account or to one of several separate account investment options for which the investment risk is borne by the contract holder.

Competition

The life insurance industry is highly competitive. There are more than 1,500 life insurance companies in the United States, many of which offer insurance products similar to those we market. In addition to competition within the industry, insurers are increasingly facing competition from non-traditional sources in the financial services industry. Such businesses include mutual funds, banks, securities brokerage houses, and other financial service entities. Many of our competitors provide alternative investment and savings vehicles for consumers. Legislative initiatives at the federal level were enacted in November of 1999 that could reorder the financial services industry, thereby changing the environment in which we compete.

We believe our financial strength, agent skill, and product performance provide competitive advantages for the products we offer in these markets. Our financial strength continues to be recognized favorably by the rating agencies.

Objective testimony to our strong performance and market position is reflected in our ratings. Our ratings were: AAA for financial strength from Standard & Poor’s and A++ (Superior) for financial strength from A.M. Best.

MassMutual ’s ratings were: AAA for financial strength from Standard & Poor’s; A++ (Superior) for financial strength from A.M. Best, AAA for claims-paying from Duff & Phelps; and Aa1 (Excellent) for financial strength from Moody’s Investors Services. Each rating agency independently assigns ratings based on its own separate review and takes into account a variety of factors, which are subject to change in making its decision. Accordingly, there can be no assurance of the ratings that will be afforded us in the future.

Regulation

We are organized as a Connecticut stock life insurance company, and are subject to Connecticut laws governing insurance companies. We are regulated and supervised by the State of Connecticut Insurance Commissioner. By March 1 of every year, we must prepare and file an annual statement, in a form prescribed by the State of Connecticut Insurance Department, as of December 31 of the preceding year. The Commissioner’s agents have the right at all times to review or examine our books and assets. A full examination of our operations is conducted periodically according to the rules and practices of the National Association of Insurance Commissioners (“NAIC”).

Description of the Business

We are licensed to sell life insurance, including variable life insurance, in the District of Columbia and in all states, excluding New York. As of March 1, 2000, we are licensed to sell variable annuity products in 44 states and the District of Columbia. We are subject to the insurance laws of the states in which we are authorized to do business, to various federal and state securities laws and regulations, and to regulatory agencies that administer these laws and regulations. Most jurisdictions in which we conduct business have laws and regulations requiring the licensing of insurers and their agents, setting standards of solvency and business conduct to be maintained by licensed insurance companies, and regulating withdrawal from certain markets. In addition, statutes and regulations usually require the approval of policy forms and, for certain lines of insurance, the approval of rates. Such statutes and regulations in certain states also prescribe the permitted types and concentration of investments. We are also subject to regulation of our accounting methodologies and are required to file detailed annual financial statements with supervisory agencies in each of the jurisdictions in which we do business. Each of our operations and accounts are also subject to examination by such agencies at regular intervals.

All 50 states of the United States, the District of Columbia, and Puerto Rico have insurance guaranty fund laws requiring insurance companies doing business within those jurisdictions to participate in guaranty associations. Guaranty associations are organized to cover, subject to limits, contractual obligations under insurance policies and certificates issued under group insurance policies, issued by impaired or insolvent life insurance companies.

These associations levy assessments, up to prescribed limits, on all member insurers in a particular state. Levies are calculated on the basis of the proportionate shares of the premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets, usually over a period of years. We believe such assessments in excess of amounts accrued will not materially affect our financial position, results of operations, or liquidity.

We are also subject to risk-based capital (“RBC”) requirements promulgated by the NAIC. The RBC Model Act gives state insurance commissioners explicit regulatory authority to require various actions by, or take various actions against, insurance companies whose total adjusted capital does not meet the RBC standards.

Although we believe that there is no single appropriate means of measuring RBC needs, we feel that the NAIC approach to RBC measurement is reasonable, and we manage our capital position with significant attention to maintaining adequate total adjusted capital relative to RBC. Our total adjusted capital was well in excess of all RBC standards at December 31, 1999 and 1998. We believe that we enjoy a strong capital position and that we are well positioned to meet policyholder and other obligations.

In addition to regulation of our insurance business, we are subject to various types of federal and state laws and regulations affecting the conduct, taxation, and other aspects of our businesses and products. Certain policies and contracts that we offer are subject to federal securities laws administered by the Securities and Exchange Commission.

We believe that we are in compliance, in all material respects, with all applicable regulations.

Description of the Business

Experts and Additional Available Information

Experts

We included our 1999 audited statutory financial statements in this prospectus in reliance on the report of Deloitte & Touche LLP, independent auditors’, given on the authority of that firm as experts in accounting and auditing. These statements include the statement of statutory financial position as of December 31, 1999, and the related statutory statements of income; changes in shareholder’s equity and cash flows for the year ended December 31, 1999.

We included our 1998 and 1997 audited financial statements in this prospectus in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing. These statements include the statements of statutory financial position as of December 31, 1998, and the related statutory statement of income, changes in shareholder’s equity and cash flows for each of the years in the two-year period ended December 31, 1998.

Additional Available Information

We file registration statements, reports and informational statements with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933 and the Securities
Exchange Act of 1934. These filings contain information not contained in this Prospectus. You can review and copy such registration statements, reports, information statements and other information at the public reference facilities maintained by the SEC. The SEC is located, at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549. The SEC’s New York and Chicago regional offices are located at the following addresses:

•	Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York, 10046; and

•	Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

The SEC also maintains a Web site that contains these filings. The SEC ’s internet address is http://www.sec.gov.
Selected Historical Financial Data

We have prepared our financial information on the basis of statutory accounting practices. For a description of the accounting principles applicable to this financial information and certain differences between statutory accounting practices and generally accepted accounting principles, see “Accounting Practices ”.

The following statutory information as of and for the years ended December 31, 1999, 1998, 1997, 1996 and 1995 has been derived from our audited statutory financial statements. The 1999 statutory financial statements have been audited by Deloitte & Touche LLP, independent auditors’. The statutory financial statements for the years 1995 through 1998 were audited by PricewaterhouseCoopers, LLP, independent accountants.

This information should be read in conjunction with, and is qualified in its entirety by, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and other information included elsewhere in this prospectus. The results for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period.

Experts and Additional Available Information

MML Bay State Life Insurance Company
Selected Historical Financial Data

	Years Ended December 31,
	1999	1998	1997	1996	1995
	($ In Millions)
Statement of Operations Data:
Revenue:
Premium income	$ 467.6	$ 573.0	$ 606.6	$441.2	$ 92.7
Net investment income	4.3	4.9	3.9	4.2	4.3
Fees and other income	82.8	78.8	61.7	42.4	21.4

Total revenue	554.7	656.7	672.2	487.8	118.4

Benefits and expenses:
Policyholders’ benefits and payments	72.4	53.0	34.3	11.0	5.7
Addition to policyholders’ reserves and funds	383.0	494.9	543.9	401.7	87.9
Commissions	24.4	42.1	35.4	28.1	15.1
Operating expenses, state taxes, licenses and fees	36.6	60.7	49.5	33.1	13.7

Total benefits and expenses	516.4	650.7	663.1	473.9	122.4

Net gain (loss) from operations before federal income taxes	38.3	6.0	9.1	13.9	(4.0)
Federal income taxes	20.5	11.9	15.9	11.8	0.6

Net gain (loss) from operations	17.8	(5.9)	(6.8)	2.1	(4.6)
Net realized capital loss	(0.1)	(0.2)	(0.1)	(0.1)	—

Net income (loss)	$ 17.7	$ (6.1)	$ (6.9)	$ 2.0	$ (4.6)

Balance Sheet Data (at year end):
Assets:
General account assets	$ 213.2	$ 178.8	$ 135.9	$116.6	$ 78.8
Separate account assets	2,568.8	2,031.7	1,400.1	706.7	265.2

Total assets	$2,782.0	$2,210.5	$1,536.0	$823.3	$344.0

Liabilities:
Policyholders’ reserves and funds	$ 36.8	$ 47.3	$ 36.2	$ 26.5	$ 19.1
Policyholders’ claims and other benefits	4.5	2.9	1.9	1.1	1.5
Other liabilities [1]	15.8	18.7	33.7	14.4	10.3
Separate account liabilities	2,568.4	2,027.7	1,396.7	703.7	262.8

Total liabilities	2,625.5	2,096.6	1,468.5	745.7	293.7
Total shareholder’s equity [2]	156.5	113.9	67.5	77.6	50.3

Total liabilities and shareholder’s equity	$2,782.0	$2,210.5	$1,536.0	$823.3	$344.0

Total adjusted capital data [3]
Total shareholder’s equity	$ 156.5	$ 113.9	$ 67.5	$ 77.6	$ 50.3
Asset valuation reserve	0.3	0.2	0.1	0.2	0.2

Total adjusted capital	$ 156.8	$ 114.1	$ 67.6	$ 77.8	$ 50.5

1 Includes payable to parent of $2.9 million in 1999, $10.8 million in 1998, and $21.7 million in 1997.

2 We received surplus contributions totaling $25.0 million in 1999, $50.0 million in 1998 and $26.0 million in 1996.

3 Defined by the National Association of Insurance Commissioners as surplus plus Asset Valuation Reserve.

We reclassified certain prior year amounts to conform with the current year presentation.

Selected Historical Financial Data

Report of Independent Auditors’

To the Board of Directors and Policyholders of
MML Bay State Life Insurance Company

We have audited the accompanying statutory statement of financial position of MML Bay State Life Insurance Company as of December 31, 1999, and the related statutory statements of income, changes in shareholder’s equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statutory financial statements of the Company for the years ended December 31, 1998 and 1997, were audited by other auditors. Their report, dated February 25, 1999, expressed an opinion that these statements were not fairly presented in conformity with generally accepted accounting principles; however, such report also expressed an unqualified opinion on those financial statements’ conformity with the statutory basis of accounting described in Note 1 to the financial statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described more fully in Note 1 to the financial statements, the Company has prepared these financial statements using statutory accounting practices prescribed or permitted by the State of Connecticut Insurance Department, which practices differ from generally accepted accounting principles. The effects on the financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matters discussed in the preceding paragraph, the 1999 financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of MML Bay State Life Insurance Company as of December 31, 1999, or the results of its operations or its cash flows for the year then ended.

In our opinion, the 1999 statutory financial statements referred to above present fairly, in all material respects, the financial position of MML Bay State Life Insurance Company at December 31, 1999, and the results of its operations and its cash flows for the year then ended, on the statutory basis of accounting described in Note 1.

DELOITTE & TOUCHE LLP

Hartford, Connecticut
February 1, 2000
MML Bay State Life Insurance Company

STATUTORY STATEMENTS OF FINANCIAL POSITION

	December 31,
	1999	1998
	(In Millions)
Assets:

Bonds	$ 32.0	$ 28.6
Policy loans	35.0	24.1
Cash and short-term investments	38.9	17.2

Total invested assets	105.9	69.9

Investment and insurance amounts receivable	2.7	1.7
Transfer due from separate accounts	104.6	103.0
Federal income tax receivable	–	4.2

	213.2	178.8

Separate account assets	2,568.8	2,031.7

Total assets	$2,782.0	$2,210.5

See Notes to Statutory Financial Statements.

MML Bay State Life Insurance Company

STATUTORY STATEMENTS OF FINANCIAL POSITION, Continued

	December 31,
	1999	1998
	($ In Millions Except for Par Value)
Liabilities:

Policyholders ’ reserves and funds	$ 36.8	$ 47.3
Policyholders ’ claims and other benefits	4.5	2.9
Payable to parent	2.9	10.8
Federal income tax payable	1.8	–
Other liabilities	11.1	7.9

	57.1	68.9

Separate account liabilities	2,568.4	2,027.7

Total liabilities	2,625.5	2,096.6

Shareholder ’s equity:

Common stock, $200 par value 25,000 shares authorized 12,501 shares issued and outstanding	2.5	2.5
Paid-in and contributed surplus	146.7	121.7
Surplus	7.3	(10.3)

Total shareholder’s equity	156.5	113.9

Total liabilities & shareholder’s equity	$2,782.0	$2,210.5

See Notes to Statutory Financial Statements.

MML Bay State Life Insurance Company

STATUTORY STATEMENTS OF INCOME

	Years Ended December 31,
	1999	1998	1997
	(In Millions)
Revenue:

Premium income	$467.6	$573.0	$606.6
Net investment income	4.3	4.9	3.9
Fees and other income	82.8	78.8	61.7

Total revenue	554.7	656.7	672.2

Benefits and expenses:

Policyholders ’ benefits and payments	72.4	53.0	34.3
Addition to policyholders’ reserves and funds	383.0	494.9	543.9
Operating expenses	25.4	47.8	38.3
Commissions	24.4	42.1	35.4
State taxes, licenses and fees	11.2	12.9	11.2

Total benefits and expenses	516.4	650.7	663.1

Net gain from operations before federal income taxes	38.3	6.0	9.1

Federal income taxes	20.5	11.9	15.9

Net gain (loss) from operations	17.8	(5.9)	(6.8)

Net realized capital loss	(0.1)	(0.2)	(0.1)

Net income (loss)	$ 17.7	$ (6.1)	$ (6.9)

See Notes to Statutory Financial Statements.

MML Bay State Life Insurance Company

STATUTORY STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

	Years Ended December 31,
	1999	1998	1997
	(In Millions)

Shareholder ’s equity, beginning of year	$113.9	$ 67.5	$ 77.6

Increases (decreases) due to:
Net income (loss)	17.7	(6.1)	(6.9)
Capital contributions	25.0	50.0	–
Other	(0.1)	2.5	(3.2)

	42.6	46.4	(10.1)

Shareholder ’s equity, end of year	$156.5	$113.9	$ 67.5

See Notes to Statutory Financial Statements.

MML Bay State Life Insurance Company

STATUTORY STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	1999	1998	1997
	(In Millions)
Operating activities:
Net income (loss)	$ 17.7	$ (6.1)	$ (6.9)
Addition to policyholders’ reserves, funds and policy benefits net of transfers to separate accounts	(8.9)	12.1	10.5
Net realized capital loss	0.1	0.2	0.1
Change in transfer due from separate accounts	(1.6)	(27.2)	(25.6)
Change in payable to parent	(7.9)	(10.9)	22.8
Change in federal taxes payable/receivable	6.0	(8.1)	5.0
Other changes	6.1	1.8	(9.7)

Net cash provided by (used in) operating activities	11.5	(38.2)	(3.8)

Investing activities:
Loans and purchases of investments	(32.8)	(15.5)	(20.1)
Sales and maturities of investments and receipts from repayments of loans	18.0	17.4	20.4

Net cash provided by (used in) investing activities	(14.8)	1.9	0.3

Financing activities:
Capital and surplus contributions	25.0	50.0	–

Net cash provided by financing activities	25.0	50.0	–

Increase (decrease) in cash and short-term investments	21.7	13.7	(3.5)

Cash and short-term investments, beginning of year	17.2	3.5	7.0

Cash and short-term investments, end of year	$ 38.9	$ 17.2	$ 3.5

See Notes to Statutory Financial Statements.

Notes To Statutory Financial Statements

MML Bay State Life Insurance Company (“the Company”) is a wholly-owned stock life insurance subsidiary of Massachusetts Mutual Life Insurance Company (“MassMutual”). The Company is primarily engaged in the sale of flexible and limited premium variable whole life insurance and variable annuities distributed through career agents and brokers. The Company is licensed to sell life insurance and annuities in the District of Columbia and 49 states (excluding New York).

1. SUMMARY OF ACCOUNTING PRACTICES

The accompanying statutory financial statements have been prepared in conformity with the statutory accounting practices of the National Association of Insurance Commissioners (“NAIC ”) and the accounting practices prescribed or permitted by the State of Connecticut Insurance Department, and prior to June 30, 1997, the State of Missouri Department of Insurance. On June 30, 1997, the Company redomesticated from the state of Missouri to the state of Connecticut which did not have any effect on the accounting practices being followed. These statutory financial statements are different in some respects from financial statements prepared in accordance with generally accepted accounting principles (“GAAP”). The more significant differences are as follows: (a) acquisition costs, such as commissions and other costs directly related to acquiring new business, are charged to current operations as incurred, whereas GAAP would require these expenses to be capitalized and recognized over the life of the policies; (b) statutory policy reserves are based upon the commissioners reserve valuation methods and statutory mortality, morbidity and interest assumptions, whereas GAAP reserves would generally be based upon net level premium and estimated gross margin methods and appropriately conservative estimates of future mortality, morbidity and interest assumptions; (c) bonds are generally carried at amortized cost whereas GAAP generally requires they be reported at fair value; (d) deferred income taxes are not provided for book-tax timing differences as would be required by GAAP; and (e) payments received for variable life products and variable annuities are reported as premium income and changes in reserves, whereas under GAAP, these payments would be recorded as deposits to policyholders’ account balances.

In March 1998, the NAIC adopted the Codification of Statutory Accounting Principles (“Codification”). Codification provides a comprehensive guide of statutory accounting principles for use by insurers in all states and is expected to become effective January 1, 2001. The effect of adopting Codification shall be reported as an adjustment to surplus on the effective date. The Company is currently reviewing the impact of Codification; however, due to the nature of certain required accounting changes and their sensitivity to factors such as interest rates, the actual impact upon adoption cannot be determined at this time.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities, at the date of the financial statements. Management must also make estimates and assumptions that affect the amounts of revenues and expenses during the reporting period. Future events, including changes in the levels of mortality, morbidity, interest rates, persistency and asset valuations, could cause actual results to differ from the estimates used in the financial statements.

The following is a description of the Company’s principal accounting policies and practices.

a. Investments

Bonds are valued in accordance with rules established by the NAIC. Generally, bonds are valued at amortized cost, using the interest method.

Policy loans are carried at the outstanding loan balance less amounts unsecured by the cash surrender value of the policy.

Short-term investments are stated at amortized cost.

In compliance with regulatory requirements, the Company maintains an Asset Valuation Reserve (“AVR”) and an Interest Maintenance Reserve (“IMR”). The AVR and other investment reserves stabilize surplus against declines in the value of bonds. The IMR defers after-tax realized capital gains and losses which result from changes in the overall level of interest rates for all types of fixed income investments. These interest rate related gains and losses are amortized into net investment income using the grouped method over the remaining life of the investment sold or over the remaining life of the underlying asset. Net realized after-tax capital losses of $0.2 million in 1999, and $0.1 million in 1998 and 1997 were deferred into the IMR. Amortization of the IMR into net investment income amounted to $0.1 million in 1999, 1998 and 1997.

Notes to Statutory Financial Statements, Continued

Realized capital gains and losses, less taxes, not includable in the IMR, are recognized in net income. Realized capital gains and losses are determined using the specific identification method. Unrealized capital gains and losses are included in surplus.

b.	Separate Accounts

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of variable life and annuity contactholders. Assets consist of holdings in an open-ended series investment fund affiliated with MassMutual, bonds, common stocks, and short-term investments reported at fair value. Transfers due from separate accounts represent the policyholders’ account values in excess of statutory benefit reserves. Premiums, benefits and expenses of the separate accounts are reported in the Statutory Statements of Income. The Company receives administrative and investment advisory fees from those accounts. The Company had $0.4 million and $4.0 million of its assets invested in the separate account as of December 31, 1999 and 1998, respectively.

Net transfers to separate accounts of $393.5 million, $481.2 million, and $479.4 million in 1999, 1998 and 1997, respectively, are included in addition to policyholders’ reserves and funds, in the Statutory Statements of Income.

c.	Policyholders’ Reserves and Funds

Policyholders’ reserves for life insurance contracts are developed using accepted actuarial methods computed principally on the net level premium method and the Commissioners’ Reserve Valuation Method bases using the 1958 and 1980 Commissioners’ Standard Ordinary mortality tables with assumed interest rates ranging from 3.0 to 5.5 percent.

Reserves for individual annuities are based on accepted actuarial methods, principally at interest rates ranging from 6.25 to 7.0 percent.

d.	Premium and Related Expense Recognition

Life insurance premium revenue is recognized annually on the anniversary date of the policy. Annuity premium is recognized when received. Commissions and other costs related to issuance of new policies, policy maintenance and settlement costs are charged to current operations when incurred.

e.	Cash and Short-Term Investments

The Company considers all highly liquid investments purchased with a maturity of twelve months or less to be short-term investments.

2. FEDERAL INCOME TAXES

Provision for federal income taxes is based upon the Company’s estimate of its tax liability. No deferred tax effect is recognized for temporary differences that may exist between financial reporting and taxable income. Accordingly, the reporting of miscellaneous temporary differences, such as reserves and policy acquisition costs, resulted in effective tax rates which differ from the statutory tax rate.

The Company plans to file its 1999 federal income tax return on a consolidated basis with its parent, MassMutual and MassMutual ’s other eligible life insurance affiliates and non-life affiliates. MassMutual and its eligible life insurance affiliates and its non-life affiliates are subject to a written tax allocation agreement, which allocates the group ’s tax liability for payment purposes. Generally, the agreement provides that group members shall be compensated for the use of their losses and credits by other group members.

The Internal Revenue Service has completed examining MassMutual ’s consolidated income tax returns through the year 1994 and is currently examining MassMutual’s consolidated income tax returns for the years 1995 through 1997. The Company believes any adjustments resulting from such examinations will not materially affect its financial position.

Federal tax payments were $14.5 million in 1999, $20.2 million in 1998 and $10.9 million in 1997.
Notes to Statutory Financial Statements, Continued

3.	SHAREHOLDER’S EQUITY

The Board of Directors of MassMutual has authorized the contribution of funds to the Company sufficient to meet the capital requirements of all states in which the Company is licensed to do business. Substantially all of the statutory shareholder’s equity is subject to dividend restrictions relating to various state regulations, which limit the payment of dividends to the shareholder without prior approval. Under these regulations, $11.4 million of shareholder’s equity is available for distribution to the shareholder in 2000 without prior regulatory approval.

During 1999 and 1998, MassMutual contributed additional paid-in capital of $25.0 million and $50.0 million, respectively, to the Company.

4.	INVESTMENTS

The Company maintains a diversified bond portfolio. Investment policies limit concentration in any asset class, geographic region, industry group, economic characteristic, investment quality or individual investment.

The carrying value and estimated fair value of bonds are as follows:

	December 31, 1999
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In Millions)
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$15.5	$ –	$ 0.1	$15.4
Mortgage-backed securities	4.1	–	0.1	4.0
Corporate debt securities	11.9	0.1	0.3	11.7
Utilities	0.5	–	–	0.5

TOTAL	$32.0	$ 0.1	$ 0.5	$31.6

	December 31, 1998
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In Millions)
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 5.6	$ 0.1	$ –	$ 5.7
Mortgage-backed securities	4.6	0.1	–	4.7
Corporate debt securities	17.9	0.6	0.1	18.4
Utilities	0.5	–	–	0.5

TOTAL	$28.6	$ 0.8	$ 0.1	$29.3

Notes to Statutory Financial Statements, Continued

The carrying value and estimated fair value of bonds at December 31, 1999, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

	Carrying Value	Estimated Fair Value
	(In Millions)
Due in one year or less	$ 4.8	$ 4.8
Due after one year through five years	16.3	16.2
Due after five years through ten years	6.4	6.1
Due after ten years	–	–

	27.5	27.1
Mortgage-backed securities, including securities guaranteed by the U.S. government	4.5	4.5

TOTAL	$32.0	$31.6

Proceeds from sales of investments in bonds were $18.0 million during 1999, $17.4 million during 1998 and $20.4 million during 1997. Gross capital gains of $0.1 million in 1999, 1998 and 1997 and gross capital losses of $0.4 million in 1999 and $0.1 million in 1998 and 1997 were realized on those sales, portions of which were deferred into the IMR.

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair values are based on quoted market prices, when available. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. These valuation techniques require management to develop a significant number of assumptions, including discount rates and estimates of future cash flow. Derived fair value estimates cannot be substantiated by comparison to independent markets or to disclosures by other companies with similar financial instruments. These fair value disclosures do not purport to be the amount that could be realized in immediate settlement of the financial instrument. The following table summarizes the carrying value and fair values of the Company’s financial instruments at December 31, 1999 and 1998.

	1999		1998
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In Millions)
Financial assets

Bonds	$32.0	$31.6	$28.6	$29.3
Policy loans	35.0	35.0	24.1	24.1
Cash & short-term investments	38.9	38.9	17.2	17.2

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Bonds: The estimated fair value of bonds is based on quoted market prices when available. If quoted market prices are not available, fair values are determined by the Company using a pricing matrix.

Policy loans, cash and short-term investment: Fair values for these instruments approximate the carrying amounts reported in the statutory statements of financial position.

6.	RELATED PARTY TRANSACTIONS

MassMutual and the Company have an agreement whereby MassMutual, for a fee, furnishes the Company, as required, operating facilities, human resources, computer software development and managerial services. Also, investment and administrative services are provided to the Company pursuant to a management services agreement with MassMutual. Fees incurred under the terms of these agreements were $25.9 million, $47.8 million and $26.8 million in 1999, 1998 and 1997, respectively. While management believes that these fees are calculated on a reasonable basis, they may not necessarily be indicative of the costs that would have been incurred on a stand-alone basis.

The Company has reinsurance agreements with MassMutual in which MassMutual assumes specific plans of insurance on a yearly renewal term basis. Premium income and policyholders’ benefits and payments are stated net of reinsurance. Premium income of $7.5 million, $5.7 million and $4.8 million was ceded to MassMutual in 1999, 1998 and 1997, respectively. Policyholder benefits of $5.1 million, $2.2 million and $5.5 million were ceded to MassMutual in 1999, 1998 and 1997, respectively.

The Company has a stop-loss agreement with MassMutual under which the Company cedes claims which, in aggregate, exceed .22% of the covered volume for any year, with maximum coverage of $25.0 million above the aggregate limit. The aggregate limit was $22.1 million in 1999, $32.3 million in 1998, and $36.7 million in 1997 and it was not exceeded in any of the years. The Company paid premiums to MassMutual under the agreement of approximately $0.6 million, $0.9 million and $1.0 million in 1999, 1998 and 1997, respectively.

7. BUSINESS RISKS AND CONTINGENCIES

Approximately 55% of the Company’s premium revenue in 1999, was derived from two customers, and approximately 45% and 49% of the Company’s premium revenue in 1998 and 1997, respectively, was derived from three customers.

The Company is subject to insurance guaranty fund laws in the states in which it does business. These laws assess insurance companies amounts to be used to pay benefits to policyholders and claimants of insolvent insurance companies. Many states allow these assessments to be credited against future premium taxes. The Company believes such assessments in excess of amounts accrued will not materially affect its financial position, results of operations or liquidity.

The Company is involved in litigation arising in and out of the normal course of business, including suits which seek both compensatory and punitive damages. While the Company is not aware of any actions or allegations which should reasonably give rise to any material adverse effect, the outcome of litigation cannot be foreseen with certainty. It is the opinion of management, after consultation with legal counsel, that the ultimate resolution of these matters will not materially affect its financial position, results of operations or liquidity.

8. AFFILIATED COMPANIES

The relationship of the Company, MassMutual and affiliated companies as of December 31, 1999, is illustrated below. Subsidiaries are wholly-owned by MassMutual, except as noted.

Parent
Massachusetts Mutual Life Insurance Company

Subsidiaries of Massachusetts Mutual Life Insurance Company
CM Assurance Company
CM Benefit Insurance Company
C.M. Life Insurance Company
MassMutual Holding Company
MML Bay State Life Insurance Company
MML Distributors, LLC
MassMutual Mortgage Finance, LLC

Subsidiaries of MassMutual Holding Company
GR Phelps & Co., Inc.
MassMutual Holding Trust I
MassMutual Holding Trust II
MassMutual Holding MSC, Inc.
MassMutual International, Inc.
MML Investor Services, Inc.
Notes to Statutory Financial Statements, Continued

Subsidiaries of MassMutual Holding Trust I
Antares Capital Corporation – 80.0%
Charter Oak Capital Management, Inc. – 80.0%
Cornerstone Real Estate Advisors, Inc.
DLB Acquisition Corporation – 91.3%
Oppenheimer Acquisition Corporation – 91.91%

Subsidiaries of MassMutual Holding Trust II
CM Advantage, Inc.
CM International, Inc.
CM Property Management, Inc.
HYP Management, Inc.
MMHC Investments, Inc.
MML Realty Management
Urban Properties, Inc.
MassMutual Benefits Management, Inc.

Subsidiaries of MassMutual International, Inc.
MassMutual Internacional (Argentina) S.A. – 85%
MassLife Seguros de Vida S. A. – 99.9%
MassMutual International (Bermuda) Ltd.
MassMutual Internacional (Chile) S. A. – 85%
MassMutual International (Luxembourg) S. A. – 85%

MassMutual Holding MSC, Inc.
MassMutual Corporate Value Limited – 40.93%
9048 – 5434 Quebec, Inc.
1279342 Ontario Limited

Affiliates of Massachusetts Mutual Life Insurance Company
MML Series Investment Fund
MassMutual Institutional Funds

PART II.

INFORMATION NOT REQUIRED IN A PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

         Not applicable.

Item 15.    Indemnification of Directors and Officers

         MML Bay State directors and officers are indemnified under its by-laws. MML Bay State indemnifies each person who was or is a party to any threatened, pending or completed action, suit or to any liability to any entity which is registered as an investment company under the Investment Company Act of 1940 or to the security holders thereof provided that:

(a) Such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation;

(b) With respect to any criminal action or proceeding, such person had no reasonable cause to believe their conduct was unlawful;

         (c)   Unless ordered by a court, indemnification shall be made only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances set forth in subparagraphs (a) and (b) above, such determination to be made (i) by the Board of Directors of the MML Bay State by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders of the corporation.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of MML Bay State pursuant to the foregoing provisions, or otherwise, MML Bay State has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by MML Bay State of expenses incurred or paid by a director, officer or controlling person of MML Bay State in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, MML Bay State will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issues.

Item 16.    Exhibits

Exhibit Number	Description	Method of Filing
(1)(a)	Form of Underwriting Agreement with MML Investors Services, Inc.	*

(1)(b)	Form of Underwriting Agreement with MML Distributors, LLC	**

4	Form of Individual Annuity Contract	***

5	Opinion re legality	Filed herewith

23(i)	Consent of Independent Auditors’, Deloitte & Touche LLP	Filed herewith

23(ii)	Consent of Independent Accountants, PricewaterhouseCoopers LLP	Filed herewith

23(iii)	Opinion of Independent Accountants, PricewaterhouseCoopers LLP	Filed herewith

24(a)	Power of Attorney for: Isadore Jermyn	***
Exhibit Number	Description	Method of Filing
24(b)	Powers of Attorney for: Edward M. Kline John Miller, Jr. James Miller	****

24(c)	Powers of Attorney for: John V. Murphy Efrem Marder Lawrence V. Burkett, Jr. Robert J. O’Connell	Filed herewith

27	Financial Data Schedule	Filed herewith

*	Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement File No. 33-79750.
**	Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement File No. 33-79750.
***	Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement File No. 33-79750.
****	Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement File No. 33-79750.

Item 17.    Undertakings

         (a)  The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

         (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

         (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, including (but not limited to) any addition or deletion of a managing underwriter;

         (2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has caused this Post-Effective Amendment No. 6 to Registration Statement No. 33-79750 to be signed on its behalf by the undersigned thereunto duly authorized, all in the city of Springfield and the Commonwealth of Massachusetts, on the 22nd day of March, 2000.

MML BAY STATE LIFE INSURANCE COMPANY
(Registrant)

/S / JOHN V. MURPHY *
By:
John V. Murphy
Director, President and Chief Executive Officer
MML Bay State Life Insurance Company

/s/ RICHARD M. HOWE

*Richard M. Howe
On March 22, 2000, as Attorney-in-Fact
pursuant to power of attorney.

         As required by the Securities Act of 1933, this Post-Effective Amendment No. 6 to Registration Statement No. 33-79750 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JOHN V. MURPHY * John V. Murphy	Director, President and Chief Executive Officer	March 22, 2000

/s/ EDWARD M. KLINE * Edward M. Kline	Vice President and Treasurer (Principal Financial Officer)	March 22, 2000

/s/ JOHN M. MILLER , JR .* John M. Miller Jr.	Vice President and Comptroller (Principal Accounting Officer)	March 22, 2000

/s/ LAWRENCE V. BURKETT , JR .* Lawrence V. Burkett, Jr.	Director	March 22, 2000

/s/ EFREM MARDER * Efrem Marder	Director	March 22, 2000

/s/ ISADORE JERMYN * Isadore Jermyn	Director	March 22, 2000

/s/ JAMES E. MILLER * James E. Miller	Director	March 22, 2000

/s/ ROBERT J. O’CONNELL * Robert J. O’Connell	Director	March 22, 2000

/s/ RICHARD M. HOWE *Richard M. Howe	On March 22, 2000, as Attorney-in-Fact pursuant to powers of attorney.

LIST OF EXHIBITS

Exhibit 5	Opinion re legality

Exhibit 23(i)	Consent of Independent Auditors’, Deloitte & Touche LLP

Exhibit 23(ii)	Consent of Independent Accountants, PricewaterhouseCoopers LLP

Exhibit 23(iii)	Opinion of Independent Accountants, PricewaterhouseCoopers LLP

Exhibit 24(b)	Powers of Attorney

Exhibit 27	Financial Data Schedule